AB 4/1/06

SECURITI[barcode]SION

06007477

RECD S.E.C.
MAR 1 2006
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 42993

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cumberland Brokerage Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

614 Landis Avenue
(No. and Street)

Vineland (City) NJ (State) 08360 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheldon Goldberg 856-696-3400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One Valley Sq, Ste 250, 512 Township Line Rd, Blue Bell, PA 19422-2211
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
6/9/06

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond

Windsor, Sheffield & Co., Inc.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on the Financial Statements

To the Board of Directors
Windsor, Sheffield & Co., Inc.
Blue Bell, Pennsylvania

We have audited the accompanying statements of financial condition of Windsor, Sheffield & Co., Inc. as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windsor, Sheffield & Co., Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 9, 2006

Windsor, Sheffield & Co., Inc.

Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets		
Current Assets		
Cash	$ 346,175	$ 282,369
Receivables from clearing agents	85,939	80,979
Deposits with clearing agent	50,438	50,438
Security deposit	5,267	5,267
Prepaid expenses	10,140	7,611
Total current assets	497,959	426,664
Other Assets	200	200
	$ 498,159	$ 426,864
Liabilities and Shareholders' Equity		
Current Liabilities		
Accrued expenses	$ 109,297	$ 121,723
Commitments and Contingencies (Note 4)		
Shareholders' Equity		
Common stock, $1 par value, 10,000 shares authorized, 2,000 shares issued and outstanding	2,000	2,000
Additional paid-in capital	237,339	237,339
Retained earnings	149,523	65,802
	388,862	305,141
	$ 498,159	$ 426,864

See Notes to Financial Statements.

Windsor, Sheffield & Co., Inc.

Statements of Income
December 31, 2005 and 2004

	2005	2004
Revenue		
Commissions	$ 972,778	$ 983,037
Investment advisory fees	26,136	57,111
Project management fees	1,398	5,000
Interest income	8,157	7,031
Total revenue	1,008,469	1,052,179
Operating Expenses		
Clearing fees	148,743	156,634
Commissions	555,692	575,604
Other expenses	186,713	230,805
Total operating expenses	891,148	963,043
Net Income Before Income Taxes	117,321	89,136
Income Taxes	33,600	26,500
Net income	$ 83,721	$ 62,636

See Notes to Financial Statements.

Windsor, Sheffield & Co., Inc.

Statements of Changes in Shareholders' Equity
December 31, 2005 and 2004

	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2004	2,000	$ 2,000	$ 237,339	$ 3,166	$ 242,505
Net income	-	-	-	62,636	62,636
Balance, December 31, 2004	2,000	2,000	237,339	65,802	305,141
Net income	-	-	-	83,721	83,721
Balance, December 31, 2005	2,000	$ 2,000	$ 237,339	$ 149,523	$ 388,862

See Notes to Financial Statements.

Windsor, Sheffield & Co., Inc.

Statements of Cash Flows
December 31, 2005 and 2004

		2005		2004
Operating Activities				
Net income	$	83,721	$	62,636
Adjustments to reconcile net income to net cash provided by operating activities:				
Changes in operating assets and liabilities:				
(Increase) decrease in:				
Receivable from clearing agent		(4,960)		(15,935)
Security deposit		-		(1,585)
Prepaid expenses		(2,529)		369
Increase (Decrease) in:				
Accrued expenses		(12,426)		59,549
Net cash provided by operating activities		63,806		105,034
Net increase in cash		63,806		105,034
Cash, beginning		282,369		177,335
Cash, ending	$	346,175	$	282,369
Supplemental Disclosures of Cash Flow Information:				
Cash Paid During the Year for:				
Interest	$	929	$	434

See Notes to Financial Statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business: Windsor, Sheffield & Co., Inc. ("Windsor" or the "Company") was incorporated under the laws of the Commonwealth of Pennsylvania on February 7, 1994. Windsor was approved on March 11, 1996 for registration with the National Association of Securities Dealers, Inc. ("NASD") and subsequently with the National Futures Association ("NFA"). As such it may conduct a general securities brokerage business. As a member of the NASD and the NFA, the Company is regulated and examined by those Organizations and is governed by the laws, rules and regulations of the Commodities Future Trading Commission ("CFTC") and the Securities and Exchange Commission ("SEC").

Windsor operates as a fully disclosed broker-dealer in the Mid-Atlantic region and, accordingly, has entered into clearing agreements with broker-dealer firms providing such services. The Company provides brokerage services to its clients in the purchase and sale, as agent, of mutual fund shares, corporate stocks, commodities, bonds and notes, and government and agency securities and will offer other services from time-to-time usually provided by registered broker-dealers, and as the Company may be permitted under the rules and regulations of the NASD, the CFTC and the SEC.

The Company also conducts business as an investment advisor. Windsor is currently registered as an investment advisor in Pennsylvania. The Company's minimum net capital requirement as a registered investment advisor is governed by the state in which it conducts its principal place of business. As of December 31, 2005, the Company had satisfied its minimum regulatory net capital requirements.

Income Taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. The temporary differences are the differences between the reportable amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that same portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Revenue Recognition Policy: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Project Management fees are recorded when earned. Investment advisory fees are recorded when earned.

New Accounting Standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this statement did not have significant effect on the accompanying financial statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $373,255, which was $365,968 in excess of its required net capital of $7,287. At December 31, 2004, the Company had net capital of $292,063, which was $283,949 in excess of its required net capital of $8,114. The Company's ratio of aggregate indebtedness to net capital was .29 to 1 and .42 to 1 and as of December 31, 2005 and 2004, respectively.

Per CFTC regulation, CFR 1.17(a)(2)(ii), the Company elected to meet the alternative adjusted net capital requirement of the SEC for an introducing broker ($5,000) by operating pursuant to a guarantee agreement entered into with a futures commission merchant.

Note 3. Transactions with Clearing Agent

The Company has clearing agreements with clearing agents for the primary purpose of clearing its customers' securities transactions on a fully disclosed basis. The clearing agent reflects all such transactions on its books, and records them in accounts it carries in the names of such customers. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to its customers. The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k (2)(ii) of the rule. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $50,000 during 2005 and 2004 as a deposit in an interest bearing account with the clearing agents.

Note 4. Off-Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 3, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Note 5. Income Taxes

Income taxes of $33,600 and $26,500, respectively, for 2005 and 2004, which are included in accrued expenses, have been provided since the Company used all of its net operating loss carryforwards from prior years in the 2003 to offset that year's federal and state income tax expense. There are no deferred income tax assets at December 31, 2005. Income tax expense for the years ending December 31, 2005 and 2004 is as follows:

	2005	2004
Federal	$ 23,200	$ 16,500
State	10,400	10,000
	$ 33,600	$ 26,500

Note 6. Commitments and Contingencies

The Company leases office space under an operating lease expiring in 2008. Rent expense for years ended December 31, 2005 and 2004 was $31,068 and $51,814, respectively. Future minimal rental commitments are as follows:

Year Ending December 31,	
2006	$ 25,602
2007	25,848
2008	17,568
	$ 69,018

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on the Supplementary Information

To the Board of Directors
Windsor, Sheffield & Co., Inc.
Blue Bell, Pennsylvania

Our audits were conducted for the purpose of forming an opinion on the basic financial statements for the years ended December 31, 2005 and 2004 taken as a whole. The accompanying supplementary information on page 10 as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 9, 2006

Windsor, Sheffield & Co., Inc.

Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission
December 31, 2005

Net Capital		
Total shareholders' equity from statement of financial condition	$	388,862
Deductions:		
Non-allowable assets:		
Security deposit		5,267
Prepaid expenses		10,140
Other assets		200
Total deductions		15,607
Net capital	$	373,255
Aggregate Indebtedness, accrued expenses	$	109,297
Minimum Net Capital Required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	7,287
Excess Net Capital	$	365,968
Ratio of Aggregate Indebtedness to Net Capital		.29 to 1

Note: There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Windsor, Sheffield & Co., Inc.
Blue Bell, Pennsylvania

In planning and performing our audit of the financial statements and supplementary information of Windsor, Sheffield & Co., Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications and comparisons;

2) Recordation of differences required by rule 17a-13;

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment, accounting system, control activities and their operation that we consider to be a material weakness as defined above. The Company has minimal segregation of duties due to the small size of the Accounting Department. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Windsor, Sheffield & Co., Inc. for the year ended December 31, 2005 and this report does not affect our report thereon dated February 9, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the preceding paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2005 to meet the SEC's objectives due to the lack of complete segregation of duties as described above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 9, 2006

OATH OR AFFIRMATION

I, Sheldon Goldberg, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cumberland Brokerage Corporation as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Risa A. Neiman, Notary Public
Whitpain Twp., Montgomery County
My Commission Expires Aug. 20, 2009
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Cumberland Brokerage Corporation

Financial Report
December 31, 2005

Cumberland Brokerage Corporation

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on the Financial Statements

To the Board of Directors
Cumberland Brokerage Corporation
Vineland, New Jersey

We have audited the accompanying statements of financial condition of Cumberland Brokerage Corporation as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cumberland Brokerage Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 3, 2006

Cumberland Brokerage Corporation

Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets		
Current Assets		
Cash and cash equivalents	$ 22,764	$ 19,523
Deposits with clearing organization	50,000	50,000
Investment securities owned	1,219,271	604,857
Receivables from clearing organizations	16,778	40,636
Other receivables	2,872	977
Due from registered representatives	2,971	5,266
Prepaid expenses	8,884	11,728
Total current assets	1,323,540	732,987
Property and Equipment		
Furniture and fixtures	5,329	5,329
Office equipment	9,817	9,817
Computer equipment	30,976	29,789
	46.122	44.935
Less: accumulated depreciation	39,186	35,306
	6,936	9,629
	$ 1,330,476	$ 742,616
Liabilities and Stockholders' Equity		
Current Liabilities		
Payable to clearing organization	$ 675,809	$ 112,688
Escrow funds	16,327	4,807
Accounts payable and accrued expenses	215,875	52,553
Total current liabilities	908,011	170,048
Commitments (Note 8)		
Stockholders' Equity		
Common stock, $1 par value, 10,000 shares authorized, issued and outstanding, 2004 and 2003	10,000	10,000
Preferred stock, $100 par value, 5,000 shares authorized, -0- shares issued and outstanding	-	-
Additional paid-in capital	1,608,901	1,533,592
Accumulated deficit	(1,196,436)	(971,024)
	422,465	572,568
	$ 1,330,476	$ 742,616

See Notes to Financial Statements.

Cumberland Brokerage Corporation

Statements of Operations
Years Ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Commissions	$ 1,168,586	$ 1,303,187
Investor service (12b-1) fees, interest and miscellaneous	128,278	53,239
	1,296,864	1,356,426
Expenses:		
Operating	1,342,538	1,420,677
Customer charges	150,000	-
	1,492,538	1,420,677
Loss Before Realized and Unrealized Gains (Losses)	(195,674)	(64,251)
Realized and Unrealized Gains (Losses)		
Net realized gains (losses) on sale of investment securities	(2,826)	954
Net change in unrealized appreciation (depreciation) of investment securities	(26,911)	74,829
Net income (loss)	$ (225,412)	$ 11,532

See Notes to Financial Statements.

Cumberland Brokerage Corporation

Statements of Changes in Stockholders' Equity
Years Ended December 31, 2005 and 2004

	Common Stock		Preferred Stock		Additional Paid-In Capital Applicable to				
	Shares	Amount	Shares	Amount	Common Stock	Preferred Stock	Accumulated Deficit	Treasury Stock	Total
Balance, December 31, 2003	10,000	$ 10,000	-	$ -	$ 1,523,592	-	$ (982,556)	$ -	$ 551,036
Capital Contributions	-	-	-	-	10,000	-	-	-	10,000
Net Income	-	-	-	-	-	-	11,532	-	11,532
Balance, December 31, 2004	10,000	$ 10,000	-	$ -	$ 1,533,592	$ -	$ (971,024)	$ -	$ 572,568
Capital Contributions	-	-	-	-	75,309	-	-	-	75,309
Net Loss	-	-	-	-	-	-	(225,412)	-	(225,412)
Balance, December 31, 2005	10,000	$ 10,000	-	$ -	$ 1,608,901	$ -	$ (1,196,436)	$ -	$ 422,465

See Notes to Financial Statements.

Cumberland Brokerage Corporation

Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
Cash Flows from Operating Activities		
Net income (loss)	$ (225,412)	$ 11,532
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	3,880	4,270
Net realized (gain) loss on sale of investment securities owned	2,826	(954)
Net change in unrealized (appreciation) depreciation on investment securities owned	26,911	(74,829)
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Investment securities owned, net	(81,030)	33,073
Receivables from clearing organization	23,858	5,065
Other receivables	(1,895)	498
Due from registered representatives	2,295	(1,079)
Prepaid expenses	2,844	(5,501)
Increase (decrease) in:		
Accounts payable and accrued expenses	163,322	(4,335)
Escrow funds	11,520	(112,508)
Net cash used in operating activities	(70,881)	(144,768)
Cash Flows from Investing Activities		
Purchase of property and equipment	(1,187)	(314)
Net cash used in investing activities	(1,187)	(314)
Cash Flows from Financing Activities		
Capital contributions	75,309	10,000
Net cash provided by financing activities	75,309	10,000
Increase (decrease) in cash	3,241	(135,082)
Cash and cash equivalents, beginning	19,523	154,605
Cash and cash equivalents, ending	$ 22,764	$ 19,523

See Notes to Financial Statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

Cumberland Brokerage Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") (Note 6).

The Company is incorporated in the State of New Jersey and operates primarily as a securities and bond broker in the Mid-Atlantic region as well as providing annuities, administrative and advisory services to a diverse clientele. Approximately 56% and 52% of the Company's total revenues for the years ending December 31, 2005 and 2004, respectively, were derived from the securities and bond brokerage business, and approximately 37% and 39% of the Company's total revenues were derived from annuities.

Property and Equipment: Equipment is recorded at cost. Depreciation is provided on the straight-line method, generally over a five-year period.

Securities Transactions: Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

Gains and losses on the sale of investment securities are computed using the specific identification method.

Income Taxes: The Company has elected "S" Corporation status. Accordingly, any taxable income or loss will be included in the Shareholders' personal income tax return for Federal and State income tax purposes.

Cash and Cash Equivalents: For purposes of reporting in the statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Revenue Recognition: The Company receives commission income in accordance with the terms of agreements with its Clearing Agents and insurance companies (Note 2).

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions on annuities are recorded when the entire annuity process is complete, as required by the insurance company, and commissions earned are wired to the Company, net of expenses.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

New Accounting Standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this statement did not have significant effect on the accompanying financial statements.

Note 2. Transactions with Clearing Agents

The Company has clearing agreements with two Clearing Agents for the primary purpose of clearing its customers' securities transactions on a fully disclosed basis. The Clearing Agents reflect all such transactions on their books and record them in accounts they carry in the names of such customers (Note 8). Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. The Company is currently exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefits of Customers" under provisions of SEC Rule 15(c)3-3 based on Paragraph k(2)(ii) of the rule. The Company is also exempt from Rule k(2)(i) for its money market programs (Note 3) and Certificate of Deposit Program (Note 4). The agreements with the Clearing Agents generally provide for clearing charges at fixed rates multiplied by the number of tickets traded by the Company plus certain other transaction fees as defined.

The agreement with one of the Clearing Agents requires the Company to maintain a minimum clearing deposit of $50,000.

The agreement with the other Clearing Agent requires the Company to maintain at all times net capital equal to $150,000, unless the Clearing Agent otherwise waives such requirement. In addition, the Company must notify that Clearing Agent when its net capital ratio reaches or exceeds 10 to 1 (Note 6). In May 2005, the Company stopped using the second Clearing Agent. Sufficient capital was maintained and the net capital did not fall below the specified level at any time during the year ended December 31, 2004 and through the date of termination of agreement in May 2005.

The amount payable to the Clearing Agent represents the liability for bonds held in the Company's house inventory accounts with the Clearing Agent. Such amounts are included in investment securities owned (Note 5) as municipal securities, at market value. The amount payable to the Clearing Agent is collateralized by one of the Company's investment accounts with its Clearing Agent, containing a mutual fund, equity and municipal bond, with a fair market value of $114,113 and $78,061 at December 2005 and 2004, respectively. In addition, the amount payable to the Clearing Agent is also collateralized by one of the broker representative's personal account with the Clearing Agent at December 31, 2005.

Note 3. Cash and Cash Equivalents

Cash and cash equivalents at December 31, 2005 and 2004, consists of:

	2005	2004
Demand deposits	$ 4,029	$ 8,982
Money market accounts	1,720	3,910
Wire accounts	12,042	4,830
Certificate of Deposit ("CD") Participation Fund	4,973	1,801
	$ 22,764	$ 19,523

The balances in the wire accounts primarily represent restricted customer funds deposited overnight with the Company for subsequent investment in the money market programs. As of December 31, 2005 and 2004, the Company had recorded an offsetting liability for customer funds held in the Company's wire account of $11,842 and $4,630, respectively.

The CD Participation Fund represents: (1) restricted customer funds deposited with the Company for subsequent investment in the CD Program (Note 4), (2) interest received and due to customers on jumbo CDs associated with the CD Program (Note 4) and (3) excess interest and administrative fees earned by the Company on the money market account associated with the CD Program (Note 4). As of December 31, 2005 and 2004, the Company had recorded an offsetting liability for customer funds held in the CD Participation Fund of $4,485 and $177, respectively.

Note 4. Certificate of Deposit Program

The Company offers a CD Program in which customer funds are combined to purchase jumbo CD's with various banks. Pursuant to Paragraph k(2)(i) of Rule 15(c)3-3 of the SEC, the Company has established a special escrow account with a Bank for the exclusive benefit of its customers. Pursuant to Regulatory Authority directive, the Company does not record the purchase of the jumbo CD's on its books or financial statements. The Company instructs its clients to make checks payable to the order of the Escrow Agent. When sufficient funds have accumulated, a jumbo CD is purchased in the name of the Escrow Agent. Interest payments and principal, upon maturity, are sent to the Escrow Account to be distributed to the Company's customers.

Note 5. Investment Securities Owned

At December 31, 2005 and 2004, the Company's investments and deposits with its clearing house portfolio included the following:

	2005 Market Value	2004 Market Value
Trading		
Various Marketable equity securities, at market value	$ 377,866	$ 329,749
Municipal securities, at market value	710,609	164,191
Mutual funds, at market value	130,796	110,917
	$ 1,219,271	$ 604,857

Note 5. Investment Securities Owned (Continued)

The Company recognized a realized loss on the sale of investment securities of $2,828 for 2005 and gain on sale of investment securities of $954 for 2004.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At both December 31, 2005 and 2004, the Company's minimum net capital requirement was $100,000. At December 31, 2005 and 2004, the Company had net capital of $247,943 and $439,141, respectively. The Company had excess net capital of $147,943 and $339,141 at December 31, 2005 and December 31, 2004, respectively. The Company's net capital ratio was 0.94 to 1.00 and 0.13 to 1.00 as of December 31, 2005 and 2004, respectively.

Note 7. Off-Balance Sheet Risk and Concentrations of Credit Risk

As discussed in Note 2, the Company's customers' securities transactions including its on-line trading are introduced on a fully-disclosed basis with its Clearing Agents. The Clearing Agent carries all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the Clearing Agent may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the Clearing Agents.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts.

In the normal course of its business, the Company extends unsecured credit with respect to commissions and fees earned from the securities brokerage business.

At December 31, 2005, approximately 70% of the Company's total investment securities were comprised of one marketable security, one corporate bond, and one mutual fund. At December 31, 2004, approximately 62% of the Company's total investment securities were comprised of one marketable security and one mutual fund.

During 2005 and 2004, approximately 45% and 56% of commission revenue, respectively, was generated by a minority of registered representatives.

Note 8. Commitments

The Company was a defendant in a NASD arbitration case brought about by a customer, alleging, that one of the Company's former brokers performed illegal and inappropriate trading during 2003, in the customer's account, and was not properly supervised. Management reached a settlement in the amount of $150,000 with the Plaintiff on February 2, 2006. Accordingly, $150,000 was included in expense for 2005 and accrued as a liability at December 31, 2005 in connection with this litigation.

The Company is subject to the following future minimum rental commitments under operating leases for office facilities, automobiles, and certain equipment as follows:

Years Ending December 31,		
2006	$	20,794
2007		10,489
2008		9,689
2009		807
	$	41,779

Rent expense for office facilities was $12,000 for the years ending December 21, 2005 and 2004.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on the Supplementary Information

To the Board of Directors
Cumberland Brokerage Corporation
Vineland, New Jersey

We have audited the financial statements of Cumberland Brokerage Corporation as of and for the years ended December 31, 2005 and 2004 and have issued our report thereon dated February 3, 2006. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 12 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the supplementary information on pages 13-14 is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 3, 2006

Cumberland Brokerage Corporation

Schedules of Operating Expenses
Years Ended December 31, 2005 and 2004

	2005	2004
Operating Expenses		
Advertising	$ 259	$ 150
Automobile	15,073	16,733
Bank charges	1,640	1,905
Clearing fees	101,494	120,426
Commissions	829,439	918,474
Conferences	657	319
Depreciation and amortization	3,880	4,270
Dues and subscriptions	1,586	2,500
General insurance	13,569	16,721
Health insurance	36,735	42,960
Legal and accounting fees	55,950	30,439
Miscellaneous	3,274	317
Office	9,143	8,025
Online service fees	324	-
Payroll	181,601	177,152
Payroll taxes	23,664	23,857
Postage	5,699	5,929
Regulatory fees	19,836	12,748
Rent	12,000	12,000
Research and pricing	8,076	8,431
Telephone	17,566	16,410
Travel and entertainment	1,073	911
Total operating expenses	$ 1,342,538	$ 1,420,677

Cumberland Brokerage Corporation

Computations of Net Capital Under Rule 15(C)3-1 of the Securities and Exchange Commission
Year Ended December 31, 2005

		2005
Net Capital		
Total stockholders' equity qualified for net capital	$	422,465
Deductions:		
Non-allowable assets		
Insurance commissions receivable		1,578
Due from registered representatives		2,971
Prepaid expenses		8,884
Property and equipment		6,936
Total deductions		20,369
Net Capital Before Haircuts on Securities Positions		402,096
Haircuts on Securities		154,153
Net capital	$	247,943
Aggregate Indebtedness		
Items included in Statement of Financial Condition		
Escrow funds		16,327
Accounts payable and accrued expenses		215,875
Total aggregate indebtedness	$	232,202
Computations of Basic Net Capital Requirements		
Minimum Net Capital Required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Excess (deficiency) of net capital	$	147,943
Ratio of aggregate indebtedness to net capital		0.94 to 1

(Continued)

Cumberland Brokerage Corporation

Computations of Net Capital Under Rule 15(C)3-1 of the Securities and Exchange Commission (Continued)
Year Ended December 31, 2005

Differences between the above computations and the computation included in the Company's corresponding unaudited Form X-17-a-5, Part IIA filing, as amended for 2005, are as follows:

Net capital per unaudited Form X-17-a-5, Part IIA filing, as amended.	$	404,775
Adjustment of haircuts on bonds		593
Accrual of legal settlement		(150,000)
Accrual of commissions payable		(4,041)
Adjustment of clearing receivable		1,161
Adjustment of undue concentration based on above adjustments		(4,545)
Net capital per audited Form X-17-a-5, Part IIA filing as amended.	$	247,943

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Directors and Stockholders
Cumberland Brokerage Corporation
Vineland, New Jersey

In planning and performing our audit of the financial statements and supplementary information of Cumberland Brokerage Corporation (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications and comparisons;

2) Recordation of differences required by rule 17a-13;

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment, accounting systems, control activities, or control activities for safeguarding firm assets and their operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Cumberland Brokerage Corporation for the year ended December 31, 2005 and this report does not affect our report thereon dated February 3, 2006: The Company has minimal segregation of duties due to the small size of the Accounting Department. Management continues to carefully consider the various risks associated with the lack of segregation of duties and consider further segregation, where possible, or the hiring of additional personnel.

We understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, as further described in the preceding paragraph, we believe that the Company's practices and procedures were not adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Blue Bell, Pennsylvania
February 3, 2006